EXHIBIT (a)(15)

Humana News Release

                             For Further Information
                               Laurie G. Scarborough
                                  Investor Relations
                                        502/580-1037
                                     October 3, 1995

      HUMANA EXTENDS OFFER PERIOD FOR EMPHESYS

     LOUISVILLE, KY. --- Humana Inc. (NYSE: HUM) announced today that the company has extended the expiration date of its tender offer for all the outstanding shares of common stock of EMPHESYS Financial Group, Inc.
(NYSE: EFG) until 6:00 p.m. EDT on October 11, 1995. The tender offer had been scheduled to expire on Monday, October 2, 1995.

     Conditions to closing this offer include regulatory approvals from the states of Wisconsin, California and Illinois. Humana has received approval from the states of Wisconsin and California. The company is working actively with the Illinois Department of Insurance to expedite this final regulatory approval.

     Humana has been advised by Chemical Mellon Shareholder Services, the depositary for the offer, that as of the close of business on October 2, 1995, approximately 16.6 million shares of EMPHESYS common stock (or 94 percent of the outstanding shares on a fully diluted basis) have been validly tendered and not withdrawn pursuant to the offer.

     EMPHESYS, based in Green Bay, Wisconsin, is one of the nation's premier health insurers in the small group market.

     Headquartered in Louisville, Kentucky, Humana provides managed health care services to 2.4 million members through the operation of health maintenance organizations and preferred provider organizations located in 14 states and the District of Columbia.